UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Harvard Bioscience, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

416906105

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,630,073
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,630,073
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,630,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,417
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,417
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,209,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,209,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,209,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,209,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,209,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,209,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,209,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,209,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,209,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 416906105

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,209,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,209,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,209,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 416906105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Harvard Bioscience, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 84 October Hill Road, Holliston, Massachusetts 01746.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;
(iv)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet; and
(vi)	Arnaud Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine GP, Engine Investments, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

(c)       The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 416906105

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,630,073 Shares beneficially owned by Engine Capital is approximately $4,946,494, including brokerage commissions. The aggregate purchase price of the 579,417 Shares beneficially owned by Engine Jet is approximately $1,089,071, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 18, 2019, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) which, among other things, expressed certain of the Reporting Persons’ concerns as well as highlighted potential opportunities for the Issuer to maximize stockholder value. While the Reporting Persons have confidence in the quality and stability of the Issuer’s businesses, its strong brand names, and market positioning in the niche markets in which it operates, the Reporting Persons believe the Issuer is deeply undervalued.  In the Letter, the Reporting Persons recommended that the Board takes steps to improve the Issuer’s operating strategy, corporate governance practices and certain executive compensation plans.  Specifically, the Reporting Persons urged the Board to consider, among other things, the following actions to unlock stockholder value: (i) separating the roles of CEO and Chairman and declassifying the Board; (ii) renegotiating the current CEO’s compensation package so that it better aligns with appropriate performance metrics; (iii) adding new directors with strong, relevant backgrounds; (iv) placing an emphasis on incentivizing and retaining key senior management individuals; (v) refinancing debt to lower interest rate and improve free cash flows; (vi) consolidating recent acquisitions in order to improve profit margins; and (vii) commencing a review of strategic alternatives, including a potential sale of the Issuer.  In the Letter, the Reporting Persons expressed their desire to work constructively with the Board.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Reporting Persons have also engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the recommendations set forth in the Letter as well as certain other matters, including Board representation and the composition of the Board, generally.

9

CUSIP NO. 416906105

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, the calling of special meeting(s), changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,687,608 Shares outstanding, as of May 2, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

A.	Engine Capital
(a)	As of the close of business on July 18, 2019, Engine Capital directly owned 2,630,073 Shares.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 2,630,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,630,073
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Jet
(a)	As of the close of business on July 18, 2019, Engine Jet directly owned 579,417 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 579,417
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 579,417
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 416906105

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 3,209,490 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 3,209,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,209,490
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine GP may be deemed to beneficially own 3,209,490 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 3,209,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,209,490
4. Shared power to dispose or direct the disposition: 0

(c)	Engine GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
E.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 3,209,490 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 3,209,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,209,490
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 416906105

F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 3,209,490 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 3,209,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,209,490
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 18, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated July 18, 2019.
99.2	Joint Filing Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Investments, LLC, Engine Capital Management, LP, Engine Capital Management GP, LLC and Arnaud Ajdler, dated July 18, 2019.

12

CUSIP NO. 416906105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

13

CUSIP NO. 416906105

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Engine Capital, L.P.

Purchase of Common Stock	32,867	1.9550	06/12/2019
Purchase of Common Stock	410,838	1.9894	06/12/2019
Purchase of Common Stock	9,448	2.1375	06/13/2019
Purchase of Common Stock	49,301	2.0714	06/13/2019
Purchase of Common Stock	113,088	2.0099	06/14/2019
Purchase of Common Stock	85,170	2.0485	06/18/2019
Purchase of Common Stock	125,070	1.9971	06/19/2019
Purchase of Common Stock	164	2.0000	06/20/2019
Purchase of Common Stock	82,148	2.0083	06/20/2019
Purchase of Common Stock	99,732	2.0100	06/24/2019
Purchase of Common Stock	82,148	2.0160	06/25/2019
Purchase of Common Stock	164,296	1.9684	06/26/2019
Purchase of Common Stock	54,509	2.0044	06/27/2019
Purchase of Common Stock	225,907	2.0409	06/28/2019
Purchase of Common Stock	61,195	1.6135	07/08/2019
Purchase of Common Stock	782,766	1.6782	07/08/2019
Purchase of Common Stock	109,061	1.6005	07/09/2019
Purchase of Common Stock	25,384	1.5433	07/09/2019
Purchase of Common Stock	17,011	1.7886	07/10/2019
Purchase of Common Stock	8,195	1.8629	07/11/2019
Purchase of Common Stock	46,054	1.8736	07/12/2019
Purchase of Common Stock	12,779	1.8228	07/15/2019
Purchase of Common Stock	16,553	1.7844	07/16/2019
Purchase of Common Stock	16,389	1.7550	07/17/2019

Engine Jet Capital, L.P.

Purchase of Common Stock	7,133	1.9550	06/12/2019
Purchase of Common Stock	89,162	1.9894	06/12/2019
Purchase of Common Stock	2,050	2.1375	06/13/2019
Purchase of Common Stock	10,699	2.0714	06/13/2019
Purchase of Common Stock	24,575	2.0099	06/14/2019
Purchase of Common Stock	18,508	2.0485	06/18/2019
Purchase of Common Stock	27,180	1.9971	06/19/2019

CUSIP NO. 416906105

Purchase of Common Stock	36	2.0000	06/20/2019
Purchase of Common Stock	17,852	2.0083	06/20/2019
Purchase of Common Stock	21,673	2.0100	06/24/2019
Purchase of Common Stock	17,852	2.0160	06/25/2019
Purchase of Common Stock	35,704	1.9684	06/26/2019
Purchase of Common Stock	11,845	2.0044	06/27/2019
Purchase of Common Stock	49,093	2.0409	06/28/2019
Purchase of Common Stock	13,298	1.6135	07/08/2019
Purchase of Common Stock	170,106	1.6782	07/08/2019
Purchase of Common Stock	23,701	1.6005	07/09/2019
Purchase of Common Stock	5,516	1.5433	07/09/2019
Purchase of Common Stock	7,662	1.7886	07/10/2019
Purchase of Common Stock	3,748	1.7886	07/10/2019
Purchase of Common Stock	1,805	1.8629	07/11/2019
Purchase of Common Stock	10,146	1.8736	07/12/2019
Purchase of Common Stock	2,815	1.8228	07/15/2019
Purchase of Common Stock	3,647	1.7844	07/16/2019
Purchase of Common Stock	3,611	1.7550	07/17/2019